SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF SOCIEDAD ANONIMA

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS AS OF MARCH 31, 2020

AND COMPARATIVE INFORMATION (UNAUDITED)

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

CONTENT

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BNA	Banco de la Nación Argentina
BO	Official Gazette of the Argentine Republic
BONAR	Argentine Treasury Bonds
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CGU	Cash-Generating Units
CIMSA	Subsidiary Compañía de Inversiones Mineras S.A.
CNDC	Argentine Antitrust Authority
CNV	Argentine Securities Commission
CPI	Consumer Price Index
CSJN	Argentine Supreme Court
CT Barragán	Joint venture CT Barragán S.A.
DOP	Deliver or pay
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine National Gas Regulatory Authority
FACPCE	Argentine Federation of Professional Councils in Economic Sciences
FASB	Financial Accounting Standards Board
FOB	Free on Board
Group	YPF and its subsidiaries
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IEASA (former ENARSA)	Integración Energética Argentina S.A. (former Energía Argentina S.A.)
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IIBB	Turnover tax
INDEC	National Institute of Statistics and Census
IWPI	Internal Wholesale Price Index
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
JO	Joint operation
LGS	Argentine General Corporations Law No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied Petroleum Gas
MEGA	Joint Venture Company Mega S.A.
MEGSA	Mercado Electrónico del Gas S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
MMBtu	Million British thermal units
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OLCLP	Joint Venture Oleoducto Loma Campana – Lago Pellegrini S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Associate Oleoducto Trasandino (Argentina) S.A.
OTC	Associate Oleoducto Trasandino (Chile) S.A.
PEN	National Executive Branch
Peso	Argentine Peso
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
RTI	Integral Tariff Review
SE	Secretariat of Energy
SEC	U.S. Securities and Exchange Commission
SGE	Government Secretariat of Energy
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10
Termap	Associate Terminales Marítimas Patagónicas S.A.
TSEP	Transportation system entry point
UHaF	Under-Secretariat of Hydrocarbons and Fuels
UNG	Unaccounted Natural Gas
US$	U.S. dollar
US$/Bbl	U.S. dollar per barrel
VAT	Value Added Tax
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF Sociedad Anónima
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

LEGAL INFORMATION

Legal address

Macacha Güemes 515 – Ciudad Autónoma de Buenos Aires, Argentina

Fiscal year number 44

Beginning on January 1, 2020

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons, and non-fossil fuels, biofuels and their components, as well as production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or any activity which may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume “A”, Sociedades Anónimas, with the Public Registry of Buenos Aires City, in charge of the Argentine Registrar of Companies (Inspección General de Justicia); and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5109, Book 113, Volume “A”, Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 29, 2016 registered with the Argentine Registrar of Companies (Inspección General de Justicia) on December 21, 2016 under No. 25,244, Book 82 of Corporations.

Capital structure

393,312,793 shares of common stock, Pesos 10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in Pesos)

3,933,127,930

GUILLERMO EMILIO NIELSEN

President

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF MARCH 31, 2020 AND DECEMBER 31, 2019 (UNAUDITED)
(Amounts expressed in millions of Pesos)

		March 31,	December 31,
	Notes	2020	2019
ASSETS
Noncurrent Assets
Intangible assets	8	39,329	37,179
Property, plant and equipment	9	1,135,507	1,069,011
Right-of-use assets	10	62,220	61,391
Investments in associates and joint ventures	11	74,205	67,590
Deferred income tax assets, net	17	1,839	1,583
Other receivables	13	12,765	11,789
Trade receivables	14	11,334	15,325

Total noncurrent assets		1,337,199	1,263,868

Current Assets
Assets held for disposal	34	1,823	—
Inventories	12	97,839	80,479
Contract assets	24	722	203
Other receivables	13	38,615	36,192
Trade receivables	14	110,191	118,077
Investment in financial assets	7	5,456	8,370
Cash and cash equivalents	15	69,132	66,100

Total current assets		323,778	309,421

TOTAL ASSETS		1,660,977	1,573,289

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		10,716	10,572
Reserves, other comprehensive income and retained earnings		581,037	531,977

Shareholders’ equity attributable to shareholders of the parent company		591,753	542,549

Non-controlling interest		6,115	5,550

TOTAL SHAREHOLDERS’ EQUITY		597,868	548,099

LIABILITIES
Noncurrent Liabilities
Provisions	16	156,348	144,768
Deferred income tax liabilities, net	17	96,637	97,231
Contract liabilities	24	—	294
Income tax liability	17	3,152	3,387
Taxes payable	18	937	1,428
Lease liabilities	20	41,505	40,391
Loans	21	386,315	419,651
Other liabilities	22	695	703
Accounts payable	23	2,358	2,465

Total noncurrent liabilities		687,947	710,318

Current Liabilities
Provisions	16	5,742	5,460
Contract liabilities	24	7,669	7,404
Income tax liability	17	2,042	1,964
Taxes payable	18	12,107	11,437
Salaries and social security	19	8,429	10,204
Lease liabilities	20	22,356	21,389
Loans	21	180,047	107,109
Other liabilities	22	1,376	1,310
Accounts payable	23	135,394	148,595

Total current liabilities		375,162	314,872

TOTAL LIABILITIES		1,063,109	1,025,190

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,660,977	1,573,289

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)
(Amounts expressed in millions of Pesos, except per share information, expressed in Pesos)

		For the three-month period ended March 31,
Net income	Notes	2020	2019
Revenues	24	174,670	130,907
Costs	25	(145,914)	(104,754)

Gross profit		28,756	26,153

Selling expenses	26	(13,876)	(9,820)
Administrative expenses	26	(6,749)	(4,768)
Exploration expenses	26	(716)	(1,521)
Other net operating results	27	7,383	587

Operating profit		14,798	10,631

Income from equity interests in associates and joint ventures	11	1,420	1,559
Financial income	28	20,806	25,343
Financial loss	28	(30,134)	(19,997)
Other financial results	28	(1,293)	2,677

Net financial results	28	(10,621)	8,023

Net profit before income tax		5,597	20,213

Income tax	17	754	(28,366)

Net profit /(loss) for the period		6,351	(8,153)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Translation differences from subsidiaries, associates and joint ventures		(1,813)	(1,991)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		2,194	2,341
Items that may not be reclassified subsequently to profit or loss:
Translation differences from YPF		42,893	55,987

Other comprehensive income for the period		43,274	56,337

Total comprehensive income for the period		49,625	48,184

Net profit / (loss) for the period attributable to:
Shareholders of the parent company		6,212	(8,185)
Non-controlling interest		139	32
Other comprehensive income for the period attributable to:
Shareholders of the parent company		42,848	55,862
Non-controlling interest		426	475
Total comprehensive income / (loss) for the period attributable to:
Shareholders of the parent company		49,060	47,677
Non-controlling interest		565	507
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	15.83	(20.86)

(1)	Result associated to subsidiaries, associates and joint ventures with the Peso as functional currency. See accounting policy in Note 2.b.1 to the annual consolidated financial statements.

Accompanying notes are an integral part of these condensed interim consolidated financial statements

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2020
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	6,085	9	16	117	177	(396)	640	10,572
Accrual of share-based benefit plans(3)	—	—	—	—	147	—	—	—	147
Settlement of share-based benefit plans(2)	—	—	—	—	(12)	12	(3)	—	(3)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	252	189	(399)	640	10,716

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	2,500	44,255	500	516,786		(34,071)	542,549	5,550	548,099
Accrual of share-based benefit plans(3)	—	—	—	—	—		—	147	—	147
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(3)	—	(3)
Other comprehensive income	—	—	—	—	42,848		—	42,848	426	43,274
Net income	—	—	—	—	—		6,212	6,212	139	6,351

Balance at the end of the period	2,007	2,500	44,255	500	559,634	(1)	(27,859)	591,753	6,115	597,868

(1)

Includes 571,038 corresponding to the effect of the translation of the financial statements of YPF and, (31,504) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 20,100 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND 2019 (UNAUDITED) (Cont.)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31, 2019
	Shareholders’ contributions
	Subscribed capital	Adjustment to contributions	Treasury shares	Adjustment to treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium	Issuance premiums	Total
Balance at the beginning of the fiscal year	3,923	6,084	10	17	115	11	(282)	640	10,518
Accrual of share-based benefit plans(3)	—	—	—	—	103	—	—	—	103
Settlement of share-based benefit plans (2)	1	1	(1)	(1)	(53)	68	(16)	—	(1)
Other comprehensive income	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—

Balance at the end of the period	3,924	6,085	9	16	165	79	(298)	640	10,620

	Reserves							Equity attributable to
	Legal	Future dividends	Investments	Purchase of treasury shares	Other comprehensive income		Retained earnings	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	2,007	—	11,020	220	297,120		38,315	359,200	3,157	362,357
Accrual of share-based benefit plans(3)	—	—	—	—	—		—	103	—	103
Settlement of share-based benefit plans (2)	—	—	—	—	—		—	(1)	—	(1)
Other comprehensive income	—	—	—	—	55,862		—	55,862	475	56,337
Net loss	—	—	—	—	—		(8,185)	(8,185)	32	(8,153)

Balance at the end of the period	2,007	—	11,020	220	352,982	(1)	30,130	406,979	3,664	410,643

(1)

Includes 363,707 corresponding to the effect of the translation of the financial statements of YPF and, (23,671) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the U.S. dollar and 12,946 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the Peso as functional currency, as detailed in Note 2.b.1. to the annual consolidated financial statements.

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

GUILLERMO EMILIO NIELSEN

President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2020 AND 2019 (UNAUDITED)
(Amounts expressed in millions of Pesos)

	For the three-month period ended March 31,
	2020	2019
Operating activities:
Net profit / (loss)	6,351	(8,153)
Adjustments to reconcile net (loss) / profit to cash flows provided by operating activities:
Income from equity interest in associates and joint ventures	(1,420)	(1,559)
Depreciation of property, plant and equipment	43,636	28,048
Depreciation of right-of-use assets	4,752	2,020
Amortization of intangible assets	669	483
Retirement of property, plant and equipment and intangible assets and consumption of materials	4,737	4,297
Charge on income tax	(754)	28,366
Net increase in provisions	3,862	3,213
Exchange differences, interest and other	9,840	(8,432)
Share-based benefit plan	147	103
Accrued insurance	(458)	—
Result from assignment of interest in areas	(6,356)	—
Changes in assets and liabilities:
Trade receivables	15,390	(1,382)
Other receivables	(3,995)	(3,378)
Inventories	(10,952)	(4,198)
Accounts payable	(3,406)	5,525
Taxes payables	365	1,945
Salaries and social security	(1,775)	(423)
Other liabilities	173	232
Decrease in provisions included in liabilities due to payment/use	(1,351)	(862)
Contract assets	(517)	(118)
Contract liabilities	86	(2,832)
Dividends received	130	50
Proceeds from collection of business interruption insurance	247	758
Income tax payments	(446)	(1,063)

Net cash flows from operating activities(1)(2)	58,955	42,640

Investing activities:(3)
Acquisition of property, plant and equipment and intangible assets	(48,540)	(30,530)
Proceeds from sales of financial assets	—	957
Proceeds from assignment of interest in areas	6,356	—

Net cash flows used in investing activities	(42,184)	(29,573)

Financing activities:(3)
Payments of loans	(20,964)	(9,534)
Payments of interests	(16,043)	(8,625)
Proceeds from loans	25,221	13,081
Payments of leases	(5,936)	(2,555)
Payment of interest in relation to income tax	(264)	—

Net cash flows used in financing activities	(17,986)	(7,633)

Translation differences of cash and cash equivalents	4,247	5,137

Net increase in cash and cash equivalents	3,032	10,571

Cash and cash equivalents at the beginning of the fiscal year	66,100	46,028
Cash and cash equivalents at the end of period	69,132	56,599

Net increase in cash and cash equivalents	3,032	10,571

(1)	Does not include exchange differences generated by cash and cash equivalents, which are disclosed separately in this statement.
(2)

Includes 1,963 and 1,183 for the three-month period ended March 31, 2020 and 2019, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset return/use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	For the three-month period ended March 31,
	2020	2019
Unpaid acquisitions of property, plant and equipment	12,146	11,303
Additions of right-of-use assets	2,228	2,575
Capitalization of amortization of right-of-use assets	881	292
Capitalization of financial accretion for lease liabilities	217	23

Accompanying notes are an integral part of these condensed interim consolidated financial statements.

GUILLERMO EMILIO NIELSEN
President

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)
(Amounts expressed in millions of Pesos, except for shares and per share amounts expressed in Pesos, or as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP

General information

YPF Sociedad Anónima is a stock corporation (sociedad anónima) incorporated under the laws of the Argentine Republic, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream and Downstream segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of March 31, 2020:

(1)	Held directly and indirectly.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 34.h to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE BUSINESS OF THE GROUP (Cont.)

Organization of the business

As of March 31, 2020, the Group carries out its operations in accordance with the following structure:

•	Upstream;

•	Gas and Power;

•	Downstream;

•	Central administration and others, which covers the remaining activities not included in the previous categories.

Activities covered by each business segment are detailed in Note 6.

Almost all operations, properties and clients are located in Argentina. However, the Group also holds participating interests in exploratory areas in Bolivia and production areas in Chile. The Group also sells lubricants and derivatives in Brazil and Chile.

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

The condensed interim consolidated financial statements of YPF for the three-month period ended March 31, 2020 are presented in accordance with IAS 34 “Interim Financial Reporting”. These condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Group as of December 31, 2019 prepared in accordance with IFRS issued by the IASB and the interpretations issued by the IFRIC.

Moreover, some additional information required by the LGS and/or CNV’s regulations have been included.

These condensed interim consolidated financial statements were approved by the Board of Directors’ meeting and authorized to be issued on May 11, 2020.

These condensed interim consolidated financial statements corresponding to the three-month period ended on March 31, 2020 are unaudited. The Company’s Management believes they have included all necessary adjustments to reasonably present the results of each period on a basis consistent with the audited annual consolidated financial statements. Profit for the three-month period ended on March 31, 2020 does not necessarily reflect the proportion of the Group’s full-year profit.

2.b) Significant Accounting Policies

The most significant accounting policies are described in Note 2.b to the annual consolidated financial statements.

The accounting policies adopted in the preparation of these condensed interim consolidated financial statements are consistent with those used in the preparation of the annual consolidated financial statements, except for the valuation policy for income tax detailed in Note 17.

Functional and presentation currency

As mentioned in Note 2.b.1. to the annual consolidated financial statements, YPF has defined the U.S. dollar as its functional currency. Additionally, according to CNV Resolution No. 562, YPF must present its financial statements in Pesos.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Effects of the translation of investments in subsidiaries, associates and joint ventures with a functional currency corresponding to a hyperinflationary economy

The results and financial position of subsidiaries with the Peso as functional currency were translated into U.S dollars by the following procedures: all amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in other comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

Adoption of new standards and interpretations effective as of January 1, 2020

The Group has adopted all new and revised standards and interpretations, issued by the IASB, relevant to its operations which are of mandatory and effective application as of March 31, 2020, as specified in Note 2.b.26 to the annual consolidated financial statements.

Standards and interpretations issued by the IASB whose implementation is not mandatory as of the closing of these consolidated interim financial statements and, therefore, have not been adopted by the Group

•	Amendments issued as from January 1, 2020

In January 2020, the IASB issued amendments to IAS 1 in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, included, and allow for their earlier application.

The amendments clarify that liabilities classification as current or non-current:

•

Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

•	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

It also clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The Company does not expect these amendments to have a significant impact on the Company’s financial statements, though is currently evaluating the impact.

2.c) Accounting Estimates and Judgments

The preparation of financial statements at a certain date requires Management to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and assessments made as of the date of preparation of these condensed interim consolidated financial statements.

In preparing these condensed interim consolidated financial statements, significant estimates and judgments were made by Management in applying the Group’s accounting policies and the main sources of uncertainty were consistent with those applied by the Group in the preparation of the annual consolidated financial statements, which are disclosed in Notes 2.b and 2.c to the annual consolidated financial statements, about accounting estimates and judgments.

Besides, the Company’s Management has considered the COVID-19 impact and the current economic context based on the preparation of these condensed interim consolidated financial statements and still considers appropriate to adopt the going-concern accounting principle for their presentation and valuation.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Considerations concerning COVID-19 (coronavirus) and the current economic environment

Since the beginning of 2020, a virus outbreak has taken place, causing potentially deadly respiratory infections (COVID-19) and adversely affecting the demand for refined products in geographical areas where the most relevant measures were implemented to control the virus’ spread. Besides, during March, recent worldwide developments and the uncertainty in the supply of crude oil have caused an abnormally high volatility in this commodity.

On March 12, 2020, Decree No. 260/2020 was published in the BO, which extended the public health emergency established by Law No. 27,541 due to the pandemic, for a period of one year.

Also, since March 20, 2020, the Argentine Government adopted certain measures to protect the general population and fight the disease. These measures imposed a general restriction on economic activity, with some exceptions, which included, among other actions, price controls, the prohibition of dismissals without cause as well as for reasons of lack or reduction of activity and force majeure for a period of 60 days, general restriction to the free circulation during certain periods in Argentina, general travel restrictions, visas suspension, nation-wide lockdowns, closing of public and private institutions, sporting events suspension, restrictions to the operation of museums and tourist attractions and extension of holidays. These measures include several exceptions applicable to people engaged in activities and services declared as essential in the emergency. Among these exceptions, minimum work shifts are contemplated ensuring the operation and maintenance of oil and gas fields, oil and gas treatment and/or refining plants, transportation and distribution of electric energy, liquid fuels, oil and gas, fuel service stations and electric power generators.

Since the implementation of these measures and until the date of issuance of these condensed interim consolidated financial statements, the demand for gasoline, diesel and jet fuel has declined approximately 70%, 40% and 90% respectively, as a daily average compared to the daily demand in the days prior to the measures, which affects the comprehensive results and cash flows of the Group. Consequently, the processing levels at the Group’s refineries were also adversely affected. The Group cannot assure the extent or duration of such conditions.

As mentioned above, the valuation of certain assets and liabilities is subject to a higher level of uncertainty, including those described below:

•	Review of impairment indicators of property, plant and equipment

In general terms, the Group does not consider termporarily low (or high) prices as an impairment indicator (or reversal of an impairment charge). The assumptions of future prices used by the Company’s Management tend to be stable because it does not consider short-term increases or decreases in prices to be indicative of long-term levels, but, however, they are subject to changes. Therefore, given the significant changes in crude oil prices, especially in the months of March and April 2020, the Group has reviewed the price of crude oil assumptions used in the impairment tests conducted as of December 31, 2019 in the Crude Oil GCU. In this sense, Management has estimated a price decline in the short term, reflecting the current domestic market conditions for 2020, which will subsequently reach in 2021 the previous estimations. Long-term price assumptions have not changed.

Besides, the Group has reviewed the discount rate used in the impairment tests conducted as of December 31, 2019. Considering that the Group uses various criteria and parameters that are applicable to longer term assets, their update has not significantly affected the discount rate applied by the Group.

The sensitivity analysis on the value in use of the Crude Oil CGU did not generate charges for impairment for the three-month period ended on March 31, 2020.

•	Impairment of financial assets measured at amortized cost

The Group applies the simplified approach to expected credit losses allowed under IFRS 9 for the trade receivables.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

2.	BASIS OF PREPARATION OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

Considering the maximum exposure to financial credit risk based on counterparties’ concentration, receivables with the National Government, its direct agencies and companies with government participation account for approximately 35% (50,595), while the Group’s remaining debtors are diversified.

The current economic situation and future credit risk outlooks have been contemplated to review and update estimates of provisions. Even though they have not had a significant impact, the total economic impact of COVID-19 on expected credit losses is subject to significant uncertainty since the prospective information that is currently available is limited. The Group will continue thoroughly reviewing the assumptions used in such estimates.

•	Income tax

Under IAS 34, income tax expense is recognised in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year.

Considering the current economic context and future prospects, the Group has adjusted the projections used to estimate the effective tax rate. The Group has also reviewed the recoverability of tax losses carry-forwards, not having recorded impairment charges for the three-month period ended on March 31, 2020.

•	Provisions assumptions for lawsuits and contingencies

The Group does not expect the current economic situation will significantly change the present value of the disbursements deemed to be required to settle the obligations related to existing provisions as of the date of issuance of these condensed interim consolidated financial statements. However, the Group will continue reviewing these assumptions.

•	Other accounting estimates and judgments

The rest of the accounting estimates and judgments disclosed in the annual consolidated financial statements are still applicable. No new significant accounting estimates or judgments have been identified.

As of the date of these condensed interim consolidated financial statements, due to the uncertainties inherent to the scale and duration of these events, it is not reasonably possible to estimate the final negative impact this pandemic will have on the world’s economy and its financial markets, on Argentina’s economy, and consequently, on the other comprehensive income, cash flows and financial position of the Group.

2.d) Comparative information

Amounts and other information corresponding to the year ended on December 31, 2019 and to the three-month period ended on March 31, 2019 are an integral part of these condensed interim consolidated financial statements and are intended to be read only in relation to these financial statements.

3.	SEASONALITY OF OPERATIONS

Historically, the Group’s results have been subject to seasonal fluctuations throughout the year, particularly as a result of the increase in natural gas sales during the winter. After the devaluation of the Peso in 2002, and as a consequence of the natural gas price freeze imposed by the Argentine government until the last years, the use of natural gas has been diversified, generating an increase in demand throughout the entire year. However, recently, an excess of supply with respect to the domestic demand took place at specific times of the year. Consequently, the Group may be subject to seasonal fluctuations in its sales volumes and prices, which might adversely affect the level of production and sales of natural gas.

Besides, the current economic environment has been significantly affected by COVID-19, which will have a negative impact on the results of the Group’s operations, and that will be sensitive to the development of the pandemic and the measures adopted by the Argentine Government. See Note 2.c.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

4.	ACQUISITIONS AND DISPOSITIONS

In the three-month period ended on March 31, 2020, there were no significant acquisitions and dispositions other than the assignment of the Bandurria Sur block mentioned in Note 33.b to the annual consolidated financial statements. Additionally, see Note 34.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date. The administration and risk management policies applied by the Group are described in Note 4 to the annual consolidated financial statements.

Moreover, given the current economic situation caused by the COVID-19, the Group has evaluated its exposure to the following risks:

•	Market risk management

The market risk to which the Group is exposed consists of the possibility that the valuation of the Group’s financial assets and liabilities, as well as certain expected cash flows may be adversely affected by changes in interest rates, exchange rates and other price variables.

The Group has carried out a sensitivity analysis of possible changes in interest rates and exchange rates, and concluded it was not significantly affected by such changes.

On the other hand, the Group was affected by the investments in financial instruments’ own price risk (decrease in public securities and mutual funds prices), which are valued at fair value with changes in results. See Note 7.

•	Liquidity risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

The Group assessed its projected liquidity based on several stress scenarios and concluded that it is not facing any difficulties to meet its future commitments.

Besides, several loans of the Group contain Covenants, which include financial commitments associated with the leverage ratio, the debt service coverage ratio, and events of default triggered by materially adverse judgments, among others. The Group monitors compliance with the Covenants on a quarterly basis. As of March 31, 2020, the Group has complied with all assumed clauses of commitments. However, should the current conditions continue (see Note 2.c), the Group’s capacity to take further debt might be limited if it exceeds the limits established in any of the financial ratios mentioned above. Additionally, given the current global macroeconomic context, and Argentina’s situation in particular the Group’s funding capacity might be affected.

•	Credit risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, generating Group losses. The main considerations are described in Note 2.c.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION

The different segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, development and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced gas to the Gas and Power segment.

•	Gas and Power

The Gas and Power segment generates its revenue from the development of activities relating to: (i) the natural gas and LNG commercialization to third parties and the Downstream segment, (ii) the commercial and technical operation of LNG regasification terminals in Escobar, by hiring one regasification vessel, and (iii) the natural gas distribution.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a “purchase” to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 34.g to the annual consolidated financial statements), Gas and Power accrues a fee in its favor with the Upstream segment to carry out such commercialization.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production, (ii) commercialization of refined and petrochemical products obtained from such processes, (iii) logistics related to the transportation of crude oil and gas to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Aviation, Agro, LPG, Chemicals and Lubricants and Specialties businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central Administration and Others

It covers other activities, not falling into the aforementioned categories, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each segment have been determined after consolidation adjustments.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

6.	SEGMENT INFORMATION (Cont.)

	Upstream		Gas and Power	Downstream	Central Administration and Others	Consolidation Adjustments(1)	Total
For the three-month period ended March 31, 2020
Revenues from sales	824		27,598	143,876	4,204	(1,832)	174,670
Revenues from intersegment sales	80,005		1,679	857	6,675	(89,216)	—

Revenues	80,829		29,277	144,733	10,879	(91,048)	174,670

Operating profit / (loss)	664		(1,100)	4,133	(3,452)	14,553	14,798
Income from equity interests in associates and joint ventures	—		937	483	—	—	1,420
Depreciation of property, plant and equipment	35,195	(2)	405	6,999	1,037	—	43,636
Acquisition of property, plant and equipment	29,274		847	5,201	1,424	—	36,746
Assets	783,821	(3)	206,774	530,437	131,802	8,143	1,660,977

For the three-month period ended March 31, 2019
Revenues from sales	321		20,043	108,365	3,408	(1,230)	130,907
Revenues from intersegment sales	55,224		1,745	572	4,816	(62,357)	—

Revenues	55,545		21,788	108,937	8,224	(63,587)	130,907

Operating profit / (loss)	(1,663)		(234)	13,283	(2,056)	1,301	10,631
Income from equity interests in associates and joint ventures	—		1,442	117	—	—	1,559
Depreciation of property, plant and equipment	23,125	(2)	269	4,027	627	—	28,048
Acquisition of property, plant and equipment	24,804		1,177	3,568	828	—	30,377

As of December 31, 2019
Assets	742,850		199,357	508,026	129,331	(6,275)	1,573,289

(1)	Corresponds to the elimination among segments of the YPF Group.
(2)	Includes depreciation of charges for impairment of property, plant and equipment.
(3)	Includes assets held for disposal of Bandurria Sur area. See Note 34.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

7.	FINANCIAL INSTRUMENTS BY CATEGORY

Fair value measurements

Fair value measurements are described in Note 6 to the annual consolidated financial statements.

The tables below show the Group’s financial assets measured at fair value as of March 31, 2020 and December 31, 2019, and their allocation to their fair value levels:

	As of March 31, 2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	5,456	—	—	5,456

	5,456	—	—	5,456

Cash and cash equivalents:
- Mutual funds	2,730	—	—	2,730

	2,730	—	—	2,730

	8,186	—	—	8,186

	As of December 31, 2019
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets:
- Public securities	8,370	—	—	8,370

	8,370	—	—	8,370

Cash and cash equivalents:
- Mutual funds	7,038	—	—	7,038

	7,038	—	—	7,038

	15,408	—	—	15,408

The Group has no financial liabilities measured at fair value.

Fair value estimates

From December 31, 2019 until March 31, 2020, there have been significant changes mainly in macroeconomic circumstances (mainly an increase in country risk and a drop in the prices of government securities, among others) affecting the financial instruments measured at fair value by the Group.

Furthermore, during the three-month period ended March 31, 2020, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 370,602 and 476,750 as of March 31, 2020 and December 31, 2019, respectively.

The fair value of other receivables, trade receivables, cash and cash equivalents, other liabilities and accounts payable do not differ significantly from their book value.

8.	INTANGIBLE ASSETS

	March 31, 2020	December 31, 2019
Net book value of intangible assets	39,789	37,608
Provision for impairment of intangible assets	(460)	(429)

	39,329	37,179

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

8.	INTANGIBLE ASSETS (Cont.)

The evolution of the Group’s intangible assets for the three-month period ended March 31, 2020 and the year ended December 31, 2019 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	31,702	6,907	14,722	53,331
Accumulated amortization	20,110	—	12,819	32,929

Balance as of December 31, 2018	11,592	6,907	1,903	20,402

Cost
Increases	1,271	4,171 (2)	705	6,147
Translation effect	18,969	5,680	7,862	32,511
Adjustment for inflation(1)	—	—	833	833
Decreases and reclassifications	(6)	(103)	181	72
Accumulated amortization
Increases	1,848	—	526	2,374
Translation effect	12,332	—	7,475	19,807
Adjustment for inflation(1)	—	—	199	199
Decreases and reclassifications	—	—	(23)	(23)
Cost	51,936	16,655	24,303	92,894
Accumulated amortization	34,290	—	20,996	55,286

Balance as of December 31, 2019	17,646	16,655	3,307	37,608

Cost
Increases	192	—	68	260
Translation effect	3,986	1,266	1,641	6,893
Adjustment for inflation(1)	—	—	227	227
Decreases and reclassifications	—	(264)	—	(264)
Accumulated amortization
Increases	512	—	157	669
Translation effect	2,651	—	1,564	4,215
Adjustment for inflation(1)	—	—	51	51
Decreases and reclassifications	—	—	—	—
Cost	56,114	17,657	26,239	100,010
Accumulated amortization	37,453	—	22,768	60,221

Balance as of March 31, 2020	18,661	17,657	3,471	39,789

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(2)	See Note 3 to the annual consolidated statements.

9.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2020	December 31, 2019
Net book value of property, plant and equipment	1,222,151	1,156,950
Provision for obsolescence of materials and equipment	(7,115)	(6,610)
Provision for impairment of property, plant and equipment	(79,529)	(81,329)

	1,135,507	1,069,011

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

Changes in Group’s property, plant and equipment for the three-month period ended March 31, 2020 and the year ended December 31, 2019 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	48,047	1,604,868		280,451	16,162	34,990	124,381	7,972	24,717	40,998	24,168	31,637	2,238,391
Accumulated depreciation	22,114	1,231,930		152,295	10,579	—	—	—	20,707	25,697	12,508	22,458	1,498,288

Balance as of December 31, 2018	25,933	372,938		128,156	5,583	34,990	124,381	7,972	4,010	15,301	11,660	9,179	740,103

Cost
Increases	46	1,980	(3)	4,676	83	43,089	114,878	6,532	106	—	865	589	172,844	(4)
Translation effect	24,838	967,212		171,788	8,723	21,044	70,818	5,014	14,289	25,116	—	13,581	1,322,423
Adjustment for inflation(6)	3,382	—		—	716	920	1,326	—	828	—	13,010	4,793	24,975
Decreases and reclassifications	880	114,493		15,715	1,358	(37,620)	(116,818)	(8,132)	1,077	4,021	6,600	(3,894)	(22,320)

Accumulated depreciation
Increases	1,260	137,017	(3)	16,092	1,345	—	—	—	2,536	2,765	989	1,325	163,329
Translation effect	11,444	758,928		93,611	5,917	—	—	—	11,935	15,822	—	9,862	907,519
Adjustment for inflation (6)	1,726	—		—	486	—	—	—	773	—	6,733	3,270	12,988
Decreases and reclassifications	9	(2,287)		(33)	(376)	—	—	—	(834)	(13)	3,647	(2,874)	(2,761)

Cost	77,193	2,688,553		472,630	27,042	62,423	194,585	11,386	41,017	70,135	44,643	46,706	3,736,313
Accumulated depreciation	36,553	2,125,588		261,965	17,951	—	—	—	35,117	44,271	23,877	34,041	2,579,363

Balance as of December 31, 2019	40,640	562,965	(1)	210,665	9,091	62,423	194,585	11,386	5,900	25,864	20,766	12,665	1,156,950

Cost
Increases	1	300		191	6	11,606	24,272	62	33	—	208	67	36,746	(5)
Translation effect	5,149	207,225		36,489	1,900	4,773	11,857	757	3,156	5,947	—	2,848	280,101
Adjustment for inflation (6)	716	—		—	177	91	553	—	104	—	3,482	699	5,822
Decreases and reclassifications	22	24,216		1,493	149	(9,286)	(23,414)	(2,682)	1,917	(14)	(71)	43	(7,627	)(7)

Accumulated depreciation
Increases	403	42,698		5,533	374	—	—	—	735	897	278	369	51,287
Translation effect	2,429	164,785		20,330	1,276	—	—	—	2,617	3,434	—	2,084	196,955
Adjustment for inflation (6)	352	—		—	103	—	—	—	95	—	1,862	518	2,930
Decreases and reclassifications	—	(1,259)		—	(17)	—	—	—	(4)	(1)	(47)	(3)	(1,331	)(7)

Cost	83,081	2,920,294		510,803	29,274	69,607	207,853	9,523	46,227	76,068	48,262	50,363	4,051,355
Accumulated depreciation	39,737	2,331,812		287,828	19,687	—	—	—	38,560	48,601	25,970	37,009	2,829,204

Balance as of March 31, 2020	43,344	588,482	(1)	222,975	9,587	69,607	207,853	9,523 (2)	7,667	27,467	22,292	13,354	1,222,151

(1)	Includes 23,073 and 22,343 of mineral property as of March 31, 2020 and December 31, 2019 respectively.
(2)

As of March 31, 2020, there are 17 exploratory wells in progress. During the three-month period ended on such date, 7 wells were transferred to properties with proven reserves in the mining property, wells and related equipment account.

(3)	Includes 1,172 corresponding to hydrocarbon wells abandonment costs and 4,664 of depreciation recovery for the year ended December 31, 2019.
(4)

Includes 2,109 and 1,228 corresponding to short-term leases and the variable charge of leases related to the underlying asset return/use, respectively. Additionally, it includes 2,021 and 311 corresponding to the depreciation capitalization of right-of-use assets (see Note 10) and to capitalization of the financial accretion of the lease liability, respectively.

(5)

Includes 476 and 352 corresponding to short-term leases and the variable charge of leases related to the underlying asset return/use, respectively. Additionally, it includes 881 and 217 corresponding to the depreciation capitalization of right-of-use assets (see Note 10) and to capitalization of the financial accretion of the lease liability, respectively.

(6)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(7)	Includes 2,027 and 204 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets of the 11% interest of Bandurria Sur area as held for disposal. See Note 34.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

9.	PROPERTY, PLANT AND EQUIPMENT (Cont.)

The Group capitalizes the financial cost as part of the cost of the assets. For the three-month period ended March 31, 2020 and 2019, the rate of capitalization was 10.58% and 10.73%, respectively, and the amount capitalized amounted to 246 and 227, respectively, for the period mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the three-month period ended on March 31, 2020 and for the year ended December 31, 2019:

Provision for obsolescence of materials and equipment
Balance as of December 31, 2018	3,955
Increase charged to profit / (loss)	410
Decreases charged to profit / (loss)	(22)
Amounts incurred due to utilization	(48)
Translation differences	2,315

Balance as of December 31, 2019	6,610

Decreases charged to profit or loss	(1)
Translation differences	506

Balance as of March 31, 2020	7,115

Set forth below is the evolution of the provision for impairment of property, plant and equipment for the three-month period ended on March 31, 2020 and for the year ended December 31, 2019:

	Provision for impairment of property, plant and equipment
Balance as of December 31, 2018	37,061
Increase charged to profit / (loss)	41,429	(1)
Depreciation	(17,435	)(2)
Translation differences	20,274

Balance as of December 31, 2019	81,329

Depreciation	(7,651	)(2)
Translation differences	5,851

Balance as of March 31, 2020	79,529

(1)	See Note 2.c to the annual consolidated financial statements.
(2)	Included in “Depreciation of property, plant and equipment” in Note 26.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

10.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets for the three-month period ended March 31, 2020 and for the fiscal year ended December 31, 2019 are as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment	Gas stations	Transportation equipment	Total
Balance for initial application of IFRS 16	450	6,732	8,612	3,356	3,909	23,059

Cost
Increases	266	13,129	19,429	163	6,792	39,779
Translation differences	310	4,587	6,189	1,687	2,545	15,318
Adjustment for inflation(3)	—	—	—	275	—	275
Decreases and reclassifications	—	(1,162)	(1,264)	(58)	(64)	(2,548)

Accumulated depreciation
Increases	208	6,051	3,174	667	2,430	12,530 (1)
Translation differences	45	1,138	850	117	619	2,769
Decreases and reclassifications	—	(507)	(283)	(7)	(10)	(807)

Cost	1,026	23,286	32,966	5,423	13,182	75,883
Accumulated depreciation	253	6,682	3,741	777	3,039	14,492

Balance as of December 31, 2019	773	16,604	29,225	4,646	10,143	61,391

Cost
Increases	—	1,930	168	97	33	2,228
Translation differences	77	1,806	2,526	346	1,021	5,776
Adjustment for inflation(3)	2	—	—	62	—	64
Decreases and reclassifications	—	(601)	—	—	—	(601)

Accumulated depreciation
Increases	73	2,274	1,599	203	1,484	5,633 (2)
Translation differences	22	624	365	53	309	1,373
Adjustment for inflation(3)	1	—	—	15	—	16
Decreases and reclassifications	—	(384)	—	—	—	(384)

Cost	1,105	26,421	35,660	5,928	14,236	83,350
Accumulated depreciation	349	9,196	5,705	1,048	4,832	21,130

Balance as of March 31, 2020	756	17,225	29,955	4,880	9,404	62,220

(1)

Includes 10,509 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income (see Note 25 to the annual consolidated financial statements) and 2,021 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 9).

(2)

Includes 4,752 that were charged to “Depreciation of right-of-use assets” in the comprehensive statement of income (see Note 26) and 881 that were capitalized in the item “Property, plant and equipment” in the statement of financial position (see Note 9).

(3)	Corresponds to adjustments for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level, as of March 31, 2020 and December 31, 2019:

	March 31, 2020	December 31, 2019
Amount of investments in associates	7,170	6,419
Amount of investments in joint ventures	67,047	61,183
Provision for impairment of investments in associates and joint ventures	(12)	(12)

	74,205	67,590

The main movements during the three-month period ended March 31, 2020 and for the year ended December 31, 2019 which affected the value of the aforementioned investments, correspond to:

Investments in associates and joint ventures
Balance as of December 31, 2018	32,686
Acquisitions and contributions	4,826
Income on investments in associates and joint ventures	7,968
Translation differences	20,673
Distributed dividends	(811)
Adjustment for inflation(1)	1,510
Capitalization in joint ventures	738

Balance as of December 31, 2019	67,590

Income on investments in associates and joint ventures	1,420
Translation differences	4,692
Distributed dividends	(130)
Adjustment for inflation(1)	633

Balance as of March 31, 2020	74,205

(1)

Corresponds to the recognition of the result for the net monetary position of associates and joint ventures with the Peso as functional currency, which was charged to other comprehensive income, as detailed in Note 2.b.1 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the three-month period ended March 31, 2020 and 2019. The Group has adjusted, if applicable, the values reported by these companies to adapt them to the accounting criteria used by the Group for the calculation of the equity method value in the aforementioned dates:

	Associates		Joint ventures
	For the three-month period ended March 31,		For the three-month period ended March 31,
	2020	2019	2020	2019
Net income	86	291	1,334	1,268
Other comprehensive income	795	685	4,530	4,515

Comprehensive income for the period	881	976	5,864	5,783

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of March 31, 2020 and December 31, 2019, as well as the results for the three-month period ended March 31, 2020 and 2019, are detailed below:

	March 31, 2020(1)	December 31, 2019(1)
Noncurrent assets	110,077	96,219
Current assets	25,261	26,622

Total assets	135,338	122,841

Noncurrent liabilities	65,220	57,799
Current liabilities	19,504	19,503

Total liabilities	84,724	77,302

Total shareholders’ equity	50,614	45,539

	For the three- month period ended March 31,
	2020(1)	2019(1)
Revenues	4,447	2,685
Costs	(2,018)	(895)

Gross profit	2,429	1,790

Operating profit	2,060	1,556
Income from equity interests in associates and joint ventures	82	78
Net financial results	427	(506)

Net profit before income tax	2,569	1,128

Income tax	(1,079)	(311)

Net profit	1,490	817

(1)

On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly from the YPF EE financial information disclosed here.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows information of the subsidiaries:

					Information of the issuer
	Description of the Securities						Last available financial statements
Name and Issuer	Class	Face Value		Amount	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock
Subsidiaries:(7)
YPF International S.A.(6)	Common	Bs.	100	66,897	Investment	La Plata Street 19, Santa Cruz de la Sierra, República de Bolivia	03-31-20	15	—	84	100.00%
YPF Holdings Inc.(6)	Common	US$	0.01	810,614	Investment and finance	10333 Richmond Avenue I, Suite 1050, TX, U.S.A.	03-31-20	52,172	(2)	(13,833)	100.00%
Operadora de Estaciones de Servicios S.A.	Common		$1	163,701,747	Commercial management of YPF’s gas stations	Macacha Güemes 515, Buenos Aires, Argentina	03-31-20	164	(172)	4,454	99.99%
A-Evangelista S.A.	Common		$1	307,095,088	Engineering and construction services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-20	307	(861)	(1,607)	100.00%
Metrogas S.A.	Common		$1	398,419,700	Providing the public service of natural gas distribution	Gregorio Aráoz de Lamadrid 1360, Buenos Aires, Argentina.	03-31-20	569	(160)	21,866	70.00%
YPF Chile S.A.(6)	Common	—	—	50,968,649	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Villarica 322; Módulo B1, Qilicura, Santiago	03-31-20	2,939	(168)	2,188	100.00%
YPF Tecnología S.A.	Common		$1	234,291,000	Investigation, development, production and marketing of technologies, knowledge, goods and services	Macacha Güemes 515, Buenos Aires, Argentina	03-31-20	459	55	2,972	51.00%
Compañía de Inversiones Mineras S.A.	Common		$1	236,474,420	Exploration, exploitation, processing, management, storage and transport of all types of minerals; assembly, construction and operation of facilities and structures and processing of products related to mining	Macacha Güemes 515, Buenos Aires, Argentina	03-31-20	236	(81)	(6)	100.00%

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

11.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (Cont.)

The following table shows the investments in associates and joint ventures:

	03-31-2020													12-31-2019
						Information of the issuer
	Description of the Securities							Last available financial statements
Name and Issuer	Class	Face Value	Amount	Book value (2)	Cost (1)	Main Business	Registered Address	Date	Capital stock	Net profit (loss)	Equity	Holding in Capital Stock		Book Value (2)
Joint Ventures(5):
YPF Energía Eléctrica S.A.(6)	Common	$1	1,879,916,921	38,734	1,085	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Macacha Güemes 515, Buenos Aires, Argentina	03-31-20	3,747	1,490	50,614	75.00%		35,382
Compañía Mega S.A.(6)	Common	$1	244,246,140	5,312	—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	03-31-20	643	(1,009)	14,018	38.00%		5,211
Profertil S.A.(6)	Common	$1	391,291,320	12,043	—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3, Buenos Aires, Argentina	12-31-19	783	1,401	24,809	50.00%		10,778
Refinería del Norte S.A.	Common	$1	45,803,655	1,808	—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	12-31-19	92	142	4,157	50.00%		1,881
Oleoducto Loma Campana-Lago Pellegrini S.A.(6)	Common	$1	738,139,164	821	738	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Macacha Güemes 515, Buenos Aires, Argentina	03-31-20	868	(23)	948	85.00%		762
CT Barragán S.A.(6)	Common	$1	4,279,033,952	7,921	4,348	Production and generation of electric energy	Maipú 1, Buenos Aires, Argentina	03-31-20	8,558	1,192	15,865	50.00%		6,799

				66,639	6,171									60,813

Associates:
Oleoductos del Valle S.A.	Common	$10	4,072,749	2,062	—	Oil transportation by pipeline	Florida 1, P. 10º, Buenos Aires, Argentina	12-31-19	110	1,707	4,728	37.00%		1,778
Terminales Marítimas Patagónicas S.A.	Common	$10	476,034	910	—	Oil storage and shipment	Av. Leandro N. Alem 1180, P. 11º, Buenos Aires, Argentina	12-31-19	14	928	2,489	33.15%		711
Oiltanking Ebytem S.A.(6)	Common	$10	351,167	926	—	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Province of Buenos Aires, Argentina.	03-31-20	12	7	2,664	30.00%		871
Central Dock Sud S.A.	Common	$0.01	11,869,095,145	1,528	—	Electric power generation and bulk marketing	Pasaje Ingeniero Butty 220, P.16°, Buenos Aires, Argentina	03-31-20	1,231	239	15,377	10.25	%(4)	1,542
YPF Gas S.A.	Common	$1	59,821,434	1,101	—	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Macacha Güemes 515, P.3º, Buenos Aires, Argentina	12-31-19	176	1,414	4,589	33.99%		965
Other companies:
Other (3)	—	—	—	1,051	648	—	—	—	—	—	—	—		922

				7,578	648									6,789

				74,217	6,819									67,602

(1)	Corresponds to cost and contributions, net of dividends collected and capital reductions.
(2)	Corresponds to holding in shareholders’ equity plus adjustments to conform to YPF accounting principles.
(3)

Includes Gasoducto del Pacífico (Argentina) S.A., A&C Pipeline Holding Company, Oleoducto Transandino (Chile) S.A., Oleoducto Trasandino (Argentina) S.A., Bizoy S.A., Civeny S.A., Bioceres S.A., Petrofaro S.A. and Sustentator S.A.

(4)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(5)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(6)	The U.S. dollar has been defined as the functional currency of this company.
(7)

Additionally, consolidates YPF Services USA Corp., YPF Europe B.V., YPF Brasil Comércio Derivado de Petróleo Ltda, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran Inversiones 2011 S.A.U., Lestery S.A., Energía Andina S.A and YPF Ventures S.A.U.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

12.	INVENTORIES

	March 31, 2020		December 31, 2019
Refined products	61,374		50,563
Crude oil and natural gas	31,024		24,756
Products in process	2,245		2,259
Raw materials, packaging materials and others	3,196		2,901

	97,839	(1)	80,479	(1)

(1)	As of March 31, 2020, and December 31, 2019, the cost of inventories does not exceed their net realizable value.

13.	OTHER RECEIVABLES

	March 31, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Receivables from services rendered	451	1,397	455	2,706
Tax credit and export rebates	8,026	8,220	6,896	6,076
Loans to third parties and balances with related parties (1)	2,178	4,143	2,435	3,288
Collateral deposits	2	662	2	640
Prepaid expenses	708	5,374	603	2,370
Advances and loans to employees	33	584	29	596
Advances to suppliers and custom agents (2)	—	11,349	—	10,896
Receivables with partners in JO	2,323	5,047	2,248	7,932
Insurance receivables	—	747	—	498
Miscellaneous	39	1,155	45	1,255

	13,760	38,678	12,713	36,257
Provision for other doubtful receivables	(995)	(63)	(924)	(65)

	12,765	38,615	11,789	36,192

(1)	See Note 36 for information about related parties.
(2)	Includes, among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

14.	TRADE RECEIVABLES

	March 31, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Accounts receivable and related parties(1)(2)	11,334	117,814	15,325	124,657
Provision for doubtful trade receivables	—	(7,623)	—	(6,580)

	11,334	110,191	15,325	118,077

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables for three-month period ended on March 31, 2020 and for the year ended December 31, 2019:

Provision for doubtful trade receivables
Balance as of December 31, 2018	2,776

Increases charged to expenses	3,891
Decreases charged to income	(707)
Amounts incurred due to utilization	(112)
Translation differences	847
Result from net monetary position(1)	(103)
Other movements	(12)

Balance as of December 31, 2019	6,580

Increases charged to expenses	919
Decreases charged to income	(2)
Translation differences	130
Result from net monetary position(1)	(4)

Balance as of March 31, 2020	7,623

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

15.	CASH AND CASH EQUIVALENTS

	March 31, 2020	December 31, 2019
Cash and banks	6,429	6,983
Short-term investments(1)	59,973	52,079
Financial assets at fair value with changes in results(2)	2,730	7,038

	69,132	66,100

(1)	Includes 4,003 and 10,043 of term deposits and other investments with the BNA as of March 31, 2020 and December 31, 2019, respectively.
(2)	See Note 7.

16.	PROVISIONS

Changes in the Group’s provisions for the three-month period ended March 31, 2020 and for the fiscal year ended December 31, 2019 are as follows:

	Provision for lawsuits and contingencies		Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations			Total
	Noncurrent	Current	Noncurrent	Current	Noncurrent		Current	Noncurrent	Current
Balance as of December 31, 2018	21,235	1,123	3,720	1,622	58,433		1,784	83,388	4,529

Increases charged to expenses	18,460 (2)	9	1,695	—	7,409		—	27,564	9
Decreases charged to income	(2,358)	(744)	(63)	—	(2,950)		—	(5,371)	(744)
Amounts incurred due to payments/utilization	(73)	(194)	—	(1,821)	—		(2,774)	(73)	(4,789)
Net exchange and translation differences	7,405	443	479	106	35,219		1,079	43,103	1,628
Result from net monetary position(4)	(92)	—	—	—	—		—	(92)	—
Reclassifications and other movements	(744)	648	(2,003)	2,003	(1,004	)(1)	2,176 (1)	(3,751)	4,827

Balance as of December 31, 2019	43,833	1,285	3,828	1,910	97,107		2,265	144,768	5,460

Increases charged to expenses	1,455 (3)	7	436	—	2,417		—	4,308	7
Decreases charged to income	(621)	(108)	—	—	—		—	(621)	(108)
Amounts incurred due to payments/utilization	(9)	(8)	—	(573)	—		(761)	(9)	(1,342)
Net exchange and translation differences	1,699	91	107	3	7,554		176	9,360	270
Result from net monetary position(4)	(3)	—	—	—	—		—	(3)	—
Reclassifications and other movements	(117)	117	(580)	580	(758)		758	(1,455)	1,455

Balance as of March 31, 2020	46,237	1,384	3,791	1,920	106,320		2,438	156,348	5,742

(1)	Includes 1,172 corresponding to the recalculation of abandonment of hydrocarbon wells cost for the year ended December 31, 2019.
(2)

Includes 10,572 corresponding to the recognition of the dispute relating to the tax deduction of well abandonment costs for periods 2011-2017 plus the accrual of financial interest since March 31, 2019, date on which the Company decided to adhere to the payment facility plan.

(3)	Includes the accrual of financial interest of the dispute relating to the tax deduction of well abandonment costs for periods 2011-2017.
(4)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

Provisions for lawsuits, claims and environmental liabilities are described in Note 15 to the annual consolidated financial statements. No significant new provisions have been identified over the three-month period ended on March 31, 2020, nor have there been any changes in the evaluation of the affairs prevailing as of December 31, 2019.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

17.	INCOME TAX

According to IAS 34, income tax expense is recognized in each interim period based on the best estimate of the effective income tax rate expected at the end of the fiscal year. The amounts calculated for income tax expense for the three-month period ended March 31, 2020 may need to be adjusted in the subsequent period in case the projected effective tax rate estimate is modified based on new elements of judgment.

The calculation of the income tax expense accrued for the three-month period ended March 31, 2020 and 2019 is as follows:

	For the three-month period ended March 31,
	2020	2019
Current income tax	(435)	(479)
Deferred income tax	1,189	(7,086	)(1)

Subtotal	754	(7,565)

Income tax – Well abandonment	—	(16,239	)(2)
Special tax – Tax revaluation, Law No. 27,430	—	(4,562	)(3)

	754	(28,366)

(1)	Includes (5,175) corresponding to the reversal of tax loss carryforwards related to the dispute relating to cost deduction for wells abandonment.
(2)

Includes (10,610) corresponding to interest related to the dispute relating to cost deduction for wells abandonment determined on the date the Company decided to adhere to the payment facility plan. See Note 15 to the annual consolidated financial statements.

(3)	See Note 34.j to the annual consolidated financial statements.

The reconciliation between the charge to net income for income tax for the three-month period ended March 31, 2020 and 2019 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the condensed interim consolidated statements of comprehensive income for each period is as follows:

	For the three-month period ended March 31,
	2020	2019
Net income before income tax	5,597	20,213
Statutory tax rate	30%	30%

Statutory tax rate applied to net income before income tax	(1,679)	(6,064)
Effect of the valuation of property, plant and equipment and intangible assets, net	9,221	(9,863)
Effect of exchange differences and other results associated to the valuation of the currency, net(1)	(681)	11,903
Effect of the valuation of inventories	(6,171)	(3,285)
Income on investments in associates and joint ventures	426	468
Effect of tax rate change(2)	(463)	3,004
Dispute associated to cost deduction for wells abandonment	—	(5,175)
Miscellaneous	101	1,447

Income tax	754	(7,565)

(1)	Includes the effect of tax inflation.
(2)	Corresponds to the remediation of deferred income tax at the current rate. See Notes 2.b.15 and 34.j to the annual consolidated financial statements.

The Group has classified 2,042 as current income tax payable, which mainly include 917 corresponding to the 12 installments related to the payment facility plan (see Note 15 to the annual consolidated financial statements). Also, the Group has classified 3,152 as non-current income tax payable, which mainly include 3,135 corresponding to the 41 installments related to the mentioned plan.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

17.	INCOME TAX (Cont.)

Breakdown of deferred tax as of March 31, 2020 and December 31, 2019 is as follows:

	March 31, 2020		December 31, 2019
Deferred tax assets
Provisions and other non-deductible liabilities	5,621		5,344
Tax losses carryforward	49,171		52,443
Miscellaneous	1,308		937

Total deferred tax assets	56,100		58,724

Deferred tax liabilities
Property, plant and equipment	(92,514)		(110,704)
Adjustment for tax inflation	(48,604)		(38,177)
Miscellaneous	(9,780)		(5,491)

Total deferred tax liabilities	(150,898)		(154,372)

Total Net deferred tax	(94,798	)(1)	(95,648	)(1)

(1)

Includes (408) and (1,523) as of March 31, 2020 and December 31, 2019, respectively, corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency with effect in other comprehensive income and the adjustment for inflation of the period, which was charged to results.

As of March 31, 2020 and December 31, 2019, there are no significant deferred tax assets which are not recognized.

As of March 31, 2020 and December 31, 2019, the Group has classified as deferred tax assets 1,839 and 1,583, respectively, and as deferred tax liability 96,637 and 97,231, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these condensed interim consolidated financial statements.

As of March 31, 2020 and December 31, 2019, the causes that generate charges to other comprehensive income, did not create temporary differences for income tax.

18.	TAXES PAYABLE

	March 31, 2020		December 31, 2019
	Non current	Current	Non current	Current
VAT	—	566	—	3,532
Withholdings and perceptions	—	2,502	—	2,070
Royalties	—	2,008	—	1,268
Tax on Fuels	—	3,069	—	635
IIBB	—	297	—	512
Miscellaneous	937	3,665	1,428	3,420

	937	12,107	1,428	11,437

19.	SALARIES AND SOCIAL SECURITY

	March 31, 2020	December 31, 2019
Salaries and social security	3,223	2,976
Bonuses and incentives provision	1,329	3,468
Vacation provision	3,672	3,610
Miscellaneous	205	150

	8,429	10,204

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

20.	LEASE LIABILITIES

As of March 31, 2020, the Group recorded non-current and current lease liabilities in the amount of 41,505 and 22,356, respectively.

The evolution of the Group’s leases liabilities for the three-month period ended March 31, 2020 and for the fiscal year ended December 31, 2019, are as follows:

Lease liabilities
Balances for initial application of IFRS 16	23,059

Leases increase	39,779
Financial accretion	2,885
Leases decrease	(1,741)
Payments	(15,208)
Exchange and translation differences, net	12,999
Result from net monetary position(1)	7

Balance as of December 31, 2019	61,780

Increase due to new contracts	2,228
Financial accretion	1,513
Leases decrease	(257)
Payments	(5,936)
Exchange and translation differences, net	4,533

Balance as of March 31, 2020	63,861

(1)

Includes adjustment for inflation of opening balances of lease liabilities in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

21.	LOANS

			March 31, 2020		December 31, 2019
	Interest rate (1)	Maturity	Noncurrent	Current	Noncurrent	Current
Pesos:
Negotiable obligations(4)	16.50% - 46.00%	2020-2024	12,273	32,956	8,619	27,481
Loans	41.23% - 65.88%	2020-2024	3,329	3,794	—	3,687
Account overdraft	17.00% - 50.38%	2020	—	1,193	—	2,103

			15,602	37,943	8,619	33,271

Currencies other than the Peso:
Negotiable obligations(2)(3)	3.50% - 10.00%	2020-2047	340,502	79,067	375,560	13,279
Export pre-financing(5)	4.39% - 9.75%	2020-2022	9,655	33,888	10,762	33,100
Imports financing	3.62% - 7.91%	2020	—	14,391	—	17,876
Loans	3.09% - 7.75%	2020-2026	20,556	14,758	24,710	9,583

			370,713	142,104	411,032	73,838

			386,315	180,047	419,651	107,109

(1)	Nominal annual interest rate as of March 31, 2020.
(2)	Disclosed net of 62 and 326 corresponding to YPF’s own NO repurchased through open market transactions, as of March 31, 2020 and December 31, 2019, respectively.
(3)

Includes 5,636 and 4,643 as of March 31, 2020 and December 31, 2019, respectively, of nominal value of NO that will be canceled in pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)

Includes 15,850 as of March 31, 2020 and December 31, 2019, of nominal value of NO that will be canceled in U.S. dollars at the applicable exchange rate according to the conditions of the issued series.

(5)

Includes pre-financing of exports granted by BNA. As of March 31, 2020, it includes 2,543 which accrue an 8.72% weighted average rate. As of December 31, 2019, it includes 4,933, which accrue a 6.89% weighted average rate.

Set forth below is the evolution of the loans for three-month period ended on March 31, 2020 and for the year ended December 31, 2019:

Loans
Balance as of December 31, 2018	335,078
Proceed from loans	97,351
Payments of loans	(93,456)
Payments of interest	(41,606)
Accrued interest(1)	44,570
Net exchange differences and translation	185,420
Result from net monetary position(2)	(597)

Balance as of December 31, 2019	526,760

Proceed from loans	25,221
Payments of loans	(20,964)
Payments of interest	(16,043)
Accrued interest(1)	15,267
Net exchange differences and translation	36,125
Result from net monetary position(2)	(4)

Balance as of March 31, 2020	566,362

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

21.	LOANS (Cont.)

Details regarding the Negotiable Obligations of the Group are as follows:

									March 31, 2020		December 31, 2019
Month	Year	Principal value		Ref.	Class	Interest rate(3)		Principal Maturity	Noncurrent	Current	Noncurrent	Current
YPF
-	1998	US$	15	(1) (6)	—	Fixed	10.00%	2028	954	39	886	15
April	2013		$2.250	(2) (4) (6) (7)	Class XVII	BADLAR plus 2.25%	34.43%	2020	—	1,190	—	1,217
June	2013		$1.265	(2) (4) (6)	Class XX	BADLAR plus 2.25%	31.49%	2020	—	640	—	643
July	2013	US$	92	(2) (5) (6)	Class XXII	Fixed	3.50%	2020	—	785	—	729
April, February and October	2014/5/6	US$	1.522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	97,980	4,216	91,010	1,925
March	2014		$500	(2) (6) (7)	Class XXIX	—	—	—	—	—	—	206
September	2014		$1.000	(2) (6) (7)	Class XXXIV	BADLAR plus 0.1%	50.25%	2024	667	171	667	279
February	2015		$950	(2) (6) (7)	Class XXXVI	—	—	—	—	—	—	1,161
April	2015		$935	(2) (4) (6)	Class XXXVIII	BADLAR plus 4.75%	46.00%	2020	—	380	—	349
April	2015	US$	1.500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	96,554	1,436	89,416	3,230
September	2015		$1.900	(2) (6) (7)	Class XLI	BADLAR	29.12%	2020	—	637	—	719
September and December	2015/9		$5.196	(2) (4) (6)	Class XLII	BADLAR plus 4%	33.12%	2020	—	5,230	—	5,952
October	2015		$2.000	(2) (6) (7)	Class XLIII	BADLAR	39.92%	2023	2,000	354	2,000	183
March and January	2016/20		$5.455	(2) (4) (6)	Class XLVI	BADLAR plus 6%	36.16%	2021	—	5,586	1,350	251
March	2016	US$	1.000	(2) (6)	Class XLVII	Fixed	8.50%	2021	—	64,491	59,790	1,383
April	2016	US$	46	(2) (5) (6)	Class XLVIII	Fixed	8.25%	2020	—	2,997	—	2,785
April	2016		$535	(2) (6)	Class XLIX	BADLAR plus 6%	38.85%	2020	—	576	—	593
July	2016		$11.248	(2) (6) (8)	Class L	BADLAR plus 4%	44.44%	2020	—	12,395	—	12,902
May	2017		$4.602	(2) (6) (8)	Class LII	Fixed	16.50%	2022	4,602	297	4,602	108
July and December	2017	US$	1.000	(2) (6)	Class LIII	Fixed	6.95%	2027	65,027	926	60,399	1,890
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	47,708	981	44,311	126
June	2019	US$	500	(6) (9)	Class I	Fixed	8.50%	2029	32,027	705	29,748	17
December	2019		$1.683	(6) (9)	Class II	BADLAR plus 3.75%	33.65%	2020	—	1,719	—	1,729
December	2019		$1.157	(6) (9)	Class III	BADLAR plus 6%	35.90%	2020	—	1,181	—	1,189
December	2019	US$	19	(5) (6) (9)	Class IV	Fixed	7.00%	2020	—	1,271	—	1,179
January	2020		$2.112	(6) (9)	Class V	BADLAR plus 5%	37.49%	2021	—	2,250	—	—
January and March	2020		$5.006	(6) (9)	Class VI	BADLAR plus 6%	38.49%	2021	5,004	350	—	—
January	2020	US$	10	(5) (6) (9)	Class VII	Fixed	5.00%	2021	—	641	—	—
March	2020	US$	9	(6) (9)	Class VIII	Fixed	5.00%	2021	—	578	—	—
March	2020	US$	4	(6) (9)	Class IX	Fixed	6.00%	2021	252	1	—	—

									352,775	112,023	384,179	40,760

(1)	Corresponds to the 1997 M.T.N. Program for US$ 1,000 million.
(2)	Corresponds to the 2008 M.T.N. Program for US$ 10,000 million.
(3)	Nominal annual Interest rate as of March 31, 2020.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these NO is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of section 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the U.S. dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program. See Note 20 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

22.	OTHER LIABILITIES

	March 31, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Extension of concessions	544	540	529	593
Liabilities for contractual claims(1)	149	60	170	59
Miscellaneous	2	776	4	658

	695	1,376	703	1,310

(1)	See Note 15 to the annual consolidated financial statements.

23.	ACCOUNTS PAYABLE

	March 31, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Trade payable and related parties(1)	1,648	131,569	1,869	145,942
Guarantee deposits	28	673	21	704
Payables with partners of JO	682	1,550	575	851
Miscellaneous	—	1,602	—	1,098

	2,358	135,394	2,465	148,595

(1)	For more information about related parties, see Note 36.

24.	REVENUES

	For the three-month period ended March 31,
	2020	2019
Sales of goods and services	178,928	132,852
Government incentives(1)	2,125	2,260
Turnover tax	(6,383)	(4,205)

	174,670	130,907

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 6. The Group’s revenues are derived from contracts with customers, except for Government incentives.

•	Breakdown of revenues

•	Type of good or service

	For the three-month period ended March 31, 2020
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	62,140	—	—	62,140
Gasolines	—	41,162	—	—	41,162
Natural Gas(1)	—	181	22,541	—	22,722
Crude Oil	—	1,528	—	—	1,528
Jet fuel	—	11,230	—	—	11,230
Lubricants and by-products	—	4,215	—	—	4,215
Liquefied Petroleum Gas	—	4,011	—	—	4,011
Fuel oil	—	2,099	—	—	2,099
Petrochemicals	—	6,038	—	—	6,038
Fertilizers	—	2,078	—	—	2,078
Flours, oils and grains	—	4,116	—	—	4,116
Asphalts	—	653	—	—	653
Goods for resale at gas stations	—	1,261	—	—	1,261
Income from services	—	—	—	851	851
Income from construction contracts	—	—	—	2,283	2,283
Virgin naphtha	—	2,316	—	—	2,316
Petroleum coke	—	1,095	—	—	1,095
LNG Regasification	—	—	1,318	—	1,318
Other goods and services	843	2,372	3,268	1,329	7,812

	843	146,495	27,127	4,463	178,928

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

24.	REVENUES (Cont.)

	For the three-month period ended March 31, 2019
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Diesel	—	44,187	—	—	44,187
Gasolines	—	31,271	—	—	31,271
Natural Gas(1)	—	264	17,593	—	17,857
Crude Oil	—	3,073	—	—	3,073
Jet fuel	—	9,559	—	—	9,559
Lubricants and by-products	—	2,713	—	—	2,713
Liquefied Petroleum Gas	—	3,483	—	—	3,483
Fuel oil	—	995	—	—	995
Petrochemicals	—	4,520	—	—	4,520
Fertilizers	—	678	—	—	678
Flours, oils and grains	—	2,537	—	—	2,537
Asphalts	—	1,052	—	—	1,052
Goods for resale at gas stations	—	943	—	—	943
Income from services	—	—	—	852	852
Income from construction contracts	—	—	—	2,334	2,334
Virgin naphtha	—	709	—	—	709
Petroleum coke	—	1,568	—	—	1,568
LNG Regasification	—	—	22	—	22
Other goods and services	328	1,866	1,863	442	4,499

	328	109,418	19,478	3,628	132,852

(1)	Includes 16,528 and 11,914 corresponding to sales of natural gas produced by the Company for the three-month period ended March 31, 2020 and 2019, respectively.

•	Sales Channels

	For the three-month period ended March 31, 2020
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	73,729	—	—	73,729
Power Plants	—	—	4,565	—	4,565
Distribution Companies	—	—	4,080	—	4,080
Retail distribution of natural gas	—	—	5,641	—	5,641
Industries, transport and aviation	—	30,612	8,436	—	39,048
Agriculture	—	14,625	—	—	14,625
Petrochemical industry	—	6,624	—	—	6,624
Trading	—	11,028	—	—	11,028
Oil Companies	—	5,901	—	—	5,901
Commercialization of liquefied petroleum gas	—	1,478	—	—	1,478
Other sales channels	843	2,498	4,405	4,463	12,209

	843	146,495	27,127	4,463	178,928

	For the three-month period ended March 31, 2019
	Upstream	Downstream	Gas and Power	Corporation and others	Total
Gas Stations	—	54,810	—	—	54,810
Power Plants	—	115	3,597	—	3,712
Distribution Companies	—	—	1,991	—	1,991
Retail distribution of natural gas	—	—	5,789	—	5,789
Industries, transport and aviation	—	23,885	6,215	—	30,100
Agriculture	—	10,278	—	—	10,278
Petrochemical industry	—	5,376	—	—	5,376
Trading	—	8,231	—	—	8,231
Oil Companies	—	3,796	—	—	3,796
Commercialization of liquefied petroleum gas	—	1,306	—	—	1,306
Other sales channels	328	1,621	1,886	3,628	7,463

	328	109,418	19,478	3,628	132,852

•	Target Market

Sales contracts in the domestic market resulted in 154,273 and 115,601 for the three-month period ended March 31, 2020 and 2019, respectively.

Sales contracts in the international market resulted in 24,655 and 17,251 for the three-month period ended March 31, 2020 and 2019, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

24.	REVENUES (Cont.)

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	March 31, 2020		December 31, 2019
	Noncurrent	Current	Noncurrent	Current
Credits for contracts included in Trade Receivables	4,689	93,271	6,785	100,706
Contract assets	—	722	—	203
Contract liabilities	—	7,669	294	7,404

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of commodities, fuels, crude oil, methanol, lubricants and by-products, diesel and natural gas, among others.

During the three-month period ended on March 31, 2020 and 2019 the Group has recognized 2,668 and 2,226, respectively, in revenues from ordinary activities arising from contracts entered into with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of the period.

25.	COSTS

	For the three-month period ended March 31,
	2020	2019
Inventories at beginning of year	80,479	53,324
Purchases	44,395	36,104
Production costs(1)	112,471	72,848
Translation effect	6,300	8,239
Adjustment for inflation(2)	108	99
Inventories at end of the period	(97,839)	(65,860)

	145,914	104,754

(1)	See Note 26,
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

26.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the three-month period ended March 31, 2020 and 2019:

	For the three-month period ended March 31, 2020
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	9,043	2,293		1,348		55	12,739
Fees and compensation for services	710	2,043	(2)	367		64	3,184
Other personnel expenses	2,438	234		134		12	2,818
Taxes, charges and contributions	2,361	97		2,709	(1)	—	5,167
Royalties, easements and canons	11,895	—		20		19	11,934
Insurance	1,052	67		149		—	1,268
Rental of real estate and equipment	2,633	14		389		—	3,036	(4)
Survey expenses	—	—		—		288	288
Depreciation of property, plant and equipment	41,692	747		1,197		—	43,636
Amortization of intangible assets	540	120		9		—	669
Depreciation of right-of-use assets	4,545	—		207		—	4,752
Industrial inputs, consumable materials and supplies	5,524	15		78		22	5,639
Operation services and other service contracts	7,618	190		758		208	8,774	(4)
Preservation, repair and maintenance	14,265	388		357		11	15,021	(4)
Unproductive exploratory drillings	—	—		—		13	13
Transportation, products and charges	6,221	—		4,464		—	10,685	(4)
Provision for doubtful trade receivables	—	—		917		—	917
Publicity and advertising expenses	—	275		105		—	380
Fuel, gas, energy and miscellaneous	1,934	266		668		24	2,892	(4)

	112,471	6,749		13,876		716	133,812

(1)	Includes 1,578 corresponding to export withholdings.
(2)

Includes 23 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 30, 2020, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 83 corresponding to fiscal year 2019 and to approve the approximate sum of 123 as fees with respect to fees and remunerations for the fiscal year 2020.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 297.
(4)	Includes 1,619 and 3,234 corresponding to short-term leases and to the lease charge related to the underlying asset return and/or use, respectively.

	For the three-month period ended March 31, 2019
	Production costs(3)	Administrative expenses		Selling expenses		Exploration expenses	Total
Salaries and social security taxes	5,742	1,577		788		127	8,234
Fees and compensation for services	392	1,210	(2)	216		6	1,824
Other personnel expenses	1,652	173		92		13	1,930
Taxes, charges and contributions	1,618	97		2,053	(1)	—	3,768
Royalties, easements and canons	8,304	—		25		2	8,331
Insurance	503	49		48		—	600
Rental of real estate and equipment	1,833	9		255		—	2,097	(4)
Survey expenses	—	—		—		217	217
Depreciation of property, plant and equipment	26,893	472		683		—	28,048
Amortization of intangible assets	418	59		6		—	483
Depreciation of right-of-use assets	1,897	—		123		—	2,020
Industrial inputs, consumable materials and supplies	4,213	19		49		12	4,293
Operation services and other service contracts	4,457	131		501		20	5,109	(4)
Preservation, repair and maintenance	9,329	131		134		9	9,603	(4)
Unproductive exploratory drillings	—	—		—		992	992
Transportation, products and charges	4,166	5		3,385		—	7,556	(4)
Provision for doubtful trade receivables	—	—		799		—	799
Publicity and advertising expenses	—	522		119		—	641
Fuel, gas, energy and miscellaneous	1,431	314		544		123	2,412	(4)

	72,848	4,768		9,820		1,521	88,957

(1)	Includes approximately 1,170 corresponding to export withholdings.
(2)

Includes 12 corresponding to fees and remunerations of the Directors and Statutory Auditors of YPF’s Board of Directors. On April 26, 2019, the General Ordinary and Extraordinary Shareholders’ Meeting of YPF resolved to ratify the fees of 65 corresponding to fiscal year 2018 and to approve the approximate sum of 87 as fees with respect to fees and remunerations for the fiscal year 2019.

(3)	The expense recognized in the condensed interim consolidated statement of comprehensive income corresponding to research and development activities amounted to 195.
(4)	Includes 974 and 238 corresponding to short-term leases and to the lease charge related to the underlying asset return and/or use, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

27.	OTHER NET OPERATING RESULTS

	For the three-month period ended March 31,
	2020		2019
Result for sale of participation in areas	6,356	(1)	1,523	(2)
Lawsuits	(48)		(694)
Insurance	458		—
Construction incentive(3)	—		46
Miscellaneous	617		(288)

	7,383		587

(1)	See Note 33.b to the annual consolidated financial statements.
(2)	See Note 3 to the annual consolidated financial statements.
(3)	See Note 36.

28.	NET FINANCIAL RESULTS

	For the three-month period ended March 31,
	2020	2019
Financial income
Interest income	1,655	1,104
Exchange differences	18,550	23,854
Financial accretion	601	385

Total financial income	20,806	25,343

Financial loss
Interest loss	(14,703)	(8,600)
Exchange differences	(11,726)	(9,249)
Financial accretion	(3,705)	(2,148)

Total financial costs	(30,134)	(19,997)

Other financial results
Results on financial assets at fair value with changes in results	(2,680)	1,312
Results from derivative financial instruments	(33)	45
Result from net monetary position	1,420	1,320

Total other financial results	(1,293)	2,677

Total net financial results	(10,621)	8,023

29.	INVESTMENTS IN JOINT OPERATIONS

The assets and liabilities as of March 31, 2020 and December 31, 2019, and expenses for the three-month period ended on March 31, 2020 and 2019, of JO and other agreements in which the Group participates are as follows:

	March 31, 2020	December 31, 2019
Noncurrent assets(1)	239,799	221,219
Current assets	6,735	8,723

Total assets	246,534	229,942

Noncurrent liabilities	19,070	17,754
Current liabilities	24,709	27,641

Total liabilities	43,779	45,395

	For the three-month period ended March 31,
	2020	2019
Production cost	21,197	13,860
Exploration expenses	10	4

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

30.	SHAREHOLDERS’ EQUITY

The Company’s subscribed capital as of March 31, 2020, is 3,924 and 9 own treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Pesos 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2020, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of YPF shares in an agreed or hostile bid, 3) transfers of all the YPF’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) also require prior approval by the Argentine Congress.

The General Ordinary and Extraordinary Shareholders’ Meeting was held on April 30, 2020 and approved the financial statements of YPF for the fiscal year ended December 31, 2019, and additionally, approved the following resolution in relation to the allocation of retained earnings as of December 31, 2019: a) to completely eliminate the reserve for future dividends, the reserve for the purchase of treasury shares and the reserve for investments; b) to fully absorb accumulated losses in retained earnings up to 34,071 against the amounts corresponding to the discontinued reserves for up to such amount; and c) to allocate the remaining discontinued reserves of up to 13,184, as follows: (i) to allocate the sum of 550 to create a Reserve for the purchase of treasury shares in order to give the Board of Directors the possibility of acquiring treasury shares at the time it deems appropriate, and complying, during the execution of the plans, with the commitments assumed and to be assumed by them in the future; ii) to allocate the sum of 3,700 to a reserve for future dividends, empowering the Board of Directors, until the date of the next General Ordinary Shareholders’ Meeting at which the financial statements ended as of December 31, 2020 will be dealt with, to determine the time and amount for their distribution, if deemed convenient and achievable, taking into account the financial conditions and availability of funds as well as the operating results, investments and other matters that are deemed relevant in the development of the Company’s activities; and (iii) to allocate the sum of 8,934 to create a reserve for investments under the terms of article 70, third paragraph of the LGS.

31.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	For the three-month period ended March 31,
	2020	2019
Net profit / (loss)	6,212	(8,185)
Average number of shares outstanding	392,385,589	392,376,284
Basic and diluted earnings per share	15.83	(20.86)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13 to the annual consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

32.	ISSUES RELATED TO MAXUS ENTITIES

Issues related to Maxus entities are described in Note 31 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2020 are described below:

•	Maxus Energy Corporation Liquidating Trust (“Liquidating Trust”) Claim

On March 23, 2020, the District Court denied the “Motion to Withdraw the reference” filed by Repsol and its related companies, and the one filed by YPF together with the other companies of the Group that are part of the Claim.

On March 30, 2020, the parties to the process submitted letters to the Court hearing the case arguing the existence of issues pending resolution in relation to the Discovery process.

On April 10, 2020, the parties to the process replied to the letters filed on March 30, 2020.

On April 20, 2020, a hearing was held between the parties and the judge hearing the case, by telephone and, in relation to the matters pending resolution.

As of the date of these condensed interim consolidated financial statements, the parties to the process are producing evidence in support of their arguments.

Considering the ongoing status of the lawsuit, the complexity of the complaint and the evidence that both parties should submit, the Company will continuously reassess any changes in the circumstances described and their impact on the results and financial position of the Group as such changes occur.

The Company, YPF Holdings, CLH Holdings, Inc. and YPF International will defend themselves, file the necessary legal remedies and exercise defensive measures in accordance with the applicable legal procedure to defend their rights.

33.	CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities and contingent assets are described in Note 32 to the annual consolidated financial statements. No new significant contingent assets or liabilities have been identified in the three-month period ended on March 31, 2020, nor have there been any changes in the estimates of contingencies existing as of December 31, 2019.

34.	CONTRACTUAL COMMITMENTS

Contractual commitments are described in Note 33 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2020 are described below:

Investment project agreements

•	Agreement for the development of Loma La Lata Norte and Loma Campana areas

In relation to the Investment Agreement entered into between the Company and subsidiaries of Chevron Corporation for the joint exploitation of non-conventional hydrocarbons in the province of Neuquén, in the Loma Campana area, for the three-month period ended March 31, 2020, the Company and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”) have carried out transactions which include the purchase of crude oil by YPF for 6,096. These transactions were executed based on the market’s general and regulatory framework. The net balance to be paid to CHNC as of March 31, 2020 is 1,719.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

34.	CONTRACTUAL COMMITMENTS (Cont.)

•	Agreement for the development of the Bandurria Sur area

On March 5, 2020, an agreement was executed, under which YPF assigned to Bandurria Sur Investments S.A., an affiliate of Shell Argentina S.A. and Equinor Argentina AS (Argentina Branch), an 11% interest in the Bandurria Sur block. On April 29, 2020, Decree No. 512/2020 was issued, by which the Province of Neuquén approved the assignment in favor of Bandurria Sur Investments S.A. This agreement will become effective upon the compliance with certain conditions precedent, which, as of the date of issuance of these condensed interim consolidated financial statements, have not been met. Consequently, as of March 31, 2020, the 11% interest in this area was classified as an asset held for disposal.

•	CAN 100 exploration permit (offshore) –Block E-1 Reconversion

On April 16, 2020, having the conditions established under the assignment agreement been met, among them, the approval of the assignment pursuant to section 72 of the Hydrocarbons Law by the SE, which was granted through Resolution No. 55/2020, the parties to the agreement formalized the transaction, assigning 50% of the interest in the area and the operation. On April 22, 2020, YPF received US$ 22 million.

35.	MAIN REGULATIONS AND OTHER

Main regulations and others are described in Note 34 to the annual consolidated financial statements. Updates for the three-month period ended March 31, 2020 are described below:

35.a) Regulatory requirements for natural gas

•	Mechanisms for allocating the demand for natural gas

ENARGAS Resolution No. 39/2020

On May 5, 2020, ENARGAS Resolution No. 39/2020 was published in the BO, extending the effective period of ENARGAS Resolution No. 59/2018 to September 30, 2020 (included).

Terms and Conditions for the Distribution of Natural Gas through Networks

On April 10, 2020, the SE instructed companies producing natural gas to renew, until the expiration date of the period established in Section 5 of Law No. 27,541, in the same terms and conditions, the validity of all supply agreements (inside and outside the transportation system) and all natural gas purchase agreements, whose expiration has operated or operates in the period between March 31, 2020 and the expiration date of the period established in the aforementioned Section 5, having to adopt the pertinent precautions to proceed with their formalization.

On April 14, 2020, YPF sent a note to the SE stating: (i) the debt situation of the Distributors, IEASA and CAMMESA that requires their urgent regularization; (ii) the difficult situation the production sector is going through since 2018 when the variation in the price of natural gas purchased by the Distributors was found not to be transferred to tariffs, aggravated since 2019 by the delay of the Argentine Government in the update of the exchange rate along with the lack of payment of the commitments and subsidies, among others; (iii) its intention to promote the extension of contracts until the end of the period established in Section 5 of Law No. 27,541, subject to the modality established in each case and depending on the availability of YPF’s gas, without implying consent to the note and making reservation of rights.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

On April 20, 2020, YPF sent an extension proposal to the Distributors, which were mostly accepted.

On April 27, 2020 the ENARGAS Resolution No. 27/2020 was published in the BO, repealing ENARGAS Resolution No. 72/2019 which approved the “Methodology for Transferring the Gas Price to Tariffs and the General Procedure for Calculating Accumulated Daily Differences” that set forth the criteria that ENARGAS would apply to determine the transfer the price of gas to tariffs at the TSEP, and established that, in principle, the obligation of the distribution licensees to make reasonable efforts to obtain the best conditions and prices in their gas purchase transactions for their eventual transfer to tariffs, might be deemed complied with if such contracts resulted from a public bidding process within the scope of MEGSA, and provided they complied with section 8 of Decree No. 1053/2018, that is, that in no case could the highest cost caused by changes in the exchange rate occurring during each seasonal period be transferred to users who receive full service.

•	Abstention from cutting off gas distribution services – LPG commercialization in the domestic market

In addition to the measures adopted by the Argentine Government due to the COVID-19 outbreak mentioned in Note 2.c, on March 25, 2020, Decree No. 311/2020 was published in the BO, which blocks interruption of services due to non-payment or late payment for a period of 180 days to certain residential users and non-residential users, which includes gas distribution providers through networks.

Decree No. 311/2020 also established the maximum reference prices for the sale of LPG in bottles, cylinders and/or bulk for domestic consumption will remain at the current prices for a period of 180 days. The Enforcing Authority shall define the mechanisms required to guarantee the appropriate residential demand supply.

On April 18, 2020, Resolution No. 173/2020 issued by the Ministry of Productive Development, established that the SE had to prepare a report on the normal commercialization volumes of LPG in bottles, cylinders and/or in bulk for domestic market consumption, the price of the Household Program (Programa Hogar) and the market price of the product in cylinders and/or bulk for residential consumption as of the date of publication of Decree No. 311/2020 and the mechanisms required to ensure the adequate supply of the residential demand. Besides, Resolution No. 173/2020 clarifies the LPG may fluctuate below the levels established in Decree No. 311/2020, when the pricing mechanisms for such fluid shall so allow.

•	Remuneration of generators

On April 8, 2020, by means of a letter, the Secretary of Energy instructed CAMMESA to postpone until further notice, the implementation of Annex VI – Update of the values established in Argentine Pesos, of SE Resolution No. 31/2020 regarding the remuneration of generators.

•	Law No. 27,541 on Social Solidarity and Productive Reactivation within the Public Emergency Framework

On March 17, 2020, Decree No. 278/2020 was published in the BO, which ordered the government intervention of the ENARGAS until December 31, 2020, in compliance with section 6 of Law No. 27,541.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

35.	MAIN REGULATIONS AND OTHERS (Cont.)

35.b) Other regulatory requirements

•	CNV Regulatory Framework (N.T. 2013)

a) CNV General Resolution No. 622

i.

Pursuant to section 1, Chapter III, Title IV of such Resolution, a description of the notes to the consolidated financial statements containing information required under the Resolution in the form of exhibits follows.

Exhibit A – Fixed Assets	Note 9 Property, plant and equipment
Exhibit B – Intangible assets	Note 8 Intangible assets
Exhibit C – Investments in companies	Note 11 Investments in associates and joint ventures
Exhibit D – Other investments	Note 7 Financial instruments by category
Exhibit E – Provisions	Note 14 Trade receivables Note 13 Other receivables Note 11 Investments in associates and joint ventures Note 9 Property, plant and equipment Note 8 Intangible assets Note 16 Provisions
Exhibit F – Cost of goods sold and services rendered	Note 25 Costs
Exhibit G – Assets and liabilities in foreign currency	Note 38 Assets and liabilities in currencies other than the Peso

ii.

On March 18, 2015, the Company was registered with the CNV under the category “Settlement and Clearing Agent and Trading Agent—Own account”, record No. 549. Considering the Company’s business, and the CNV Rules and its Interpretative Criterion No. 55, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

Moreover, in accordance with the amendment to the CNV Rules provided for by General Resolution No. 731/2018, the Company is subject to the provisions of Section 5 b.1 of Title VII, Chapter II, of the CNV Rules, “Settlement and Clearing Agent—Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV Rules, as of March 31, 2020, the equity of the Company exceeds the minimum equity required by such Rules, which amounts to 18. Additionally, the balancing entry requirement established in Section 15 does not apply to the Company, as established in Section 5 b.1 of the aforementioned regulations.

b) CNV General Resolutions No. 629/2014 and No. 813/2019

Due to General Resolutions No. 629/2014 and No. 813/2019 of the CNV, the Company informs that supporting documentation of YPF’s operations, which is not in YPF’s headquarters, is stored in the following companies:

•	Adea S.A. located in Barn 3 – Route 36, Km. 31.5 – Florencio Varela – Province of Buenos Aires.

•	File S.R.L., located in Panamericana and R.S. Peña – Blanco Encalada – Luján de Cuyo – Province of Mendoza.

Additionally, it is placed on record that the detail of the documentation given in custody is available at the registered office, as well as the documents mentioned in section 5, subsection a.3, Section I, Chapter V, Title II of the CNV Rules.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of March 31, 2020 and December 31, 2019 and transactions with the mentioned parties for the three-month period ended March 31, 2020 and 2019.

	March 31, 2020				December 31, 2019
	Other receivables	Trade receivables	Accounts payable	Contract liabilities	Other receivables	Trade receivables	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current	Current	Current	Current
Joint ventures:
YPF EE	318	1,180	3,022	569	296	2,278	2,183	679
Profertil	12	546	330	—	12	587	114	—
MEGA	—	2,928	455	—	—	2,995	350	—
Refinor	—	1,233	132	—	—	956	123	—
Bizoy S.A.	—	18	—	—	—	17	—	—
Petrofaro S.A.	—	6	—	—	—	6	—	—
OLCLP	88	5	119	—	56	59	70	—

	418	5,916	4,058	569	364	6,898	2,840	679

Associates:
CDS	130	174	—	—	—	1,063	—	—
YPF Gas	93	208	98	—	90	317	73	—
Oldelval	—	30	518	—	—	77	401	—
Termap	—	—	122	—	—	—	182	—
OTA	9	—	8	—	9	—	14	—
OTC	—	—	—	—	4	—	—	—
GPA	—	—	208	—	—	—	99	—
Oiltanking	—	1	193	—	—	—	198	—
Gas Austral S.A.	—	22	1	—	—	12	1	—

	232	435	1,148	—	103	1,469	968	—

	650	6,351	5,206	569	467	8,367	3,808	679

	For the three-month period ended March 31,
	2020			2019
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint ventures:
YPF EE	656	1,165	—	752	830	—
Profertil	893	666	—	904	295	—
MEGA	3,912	554	—	2,657	98	—
Refinor	487	146	—	578	83	(16)
Petrofaro S.A.	—	—	—	80	54	—
OLCLP	14	141	—	—		—

	5,962	2,672	—	4,971	1,360	(16)

Associates:
CDS	425	—	—	551	—	—
YPF Gas	504	74	2	428	56	54
Oldelval	55	650	3	39	436	—
Termap	—	289	—	—	268	—
OTA	—	2	—	—	9	—
GPA	—	308	—	—	81	—
Oiltanking	1	353	—	1	276	—
Gas Austral S.A.	51	—	—	45	—	—

	1,036	1,676	5	1,064	1,126	54

	6,998	4,348	5	6,035	2,486	38

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s client/suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances		Transactions
		Receivables / (Liabilities)		Income / (Costs)
		March 31, 2020	December 31, 2019	For the three-month period ended March 31,
Customers / Suppliers	Ref.			2020	2019
SGE	(1)(15)	23,676	26,223	—	—
SGE	(2)(15)	3,878	3,416	699	739
SGE	(3)(15)	159	155	10	21
SGE	(4)(15)	180	166	—	7
SGE	(5)(15)	613	475	138	—
SGE	(6)(15)	253	172	84	96
SGE	(7)(15)	4,749	4,417	—	522
Ministry of Transport	(8)(15)	2,682	2,056	1,332	1,397
Secretariat of Industry	(9)(15)	—	—	—	46
CAMMESA	(10)	5,524	627	4,211	1,984
CAMMESA	(11)	(983)	386	(1,038)	(766)
IEASA	(12)	4,665	5,041	1,221	1,389
IEASA	(13)	(637)	(505)	(43)	(49)
Aerolíneas Argentinas S.A. and Austral Líneas Aéreas Cielos del Sur S.A.	(14)	4,216	5,033	3,996	3,369

(1)	Benefits for the Stimulus Programs for the Additional Injection of Natural Gas.
(2)	Benefits for the Stimulus Program for Investments in Natural Gas Production Developments from Non-Conventional Reservoirs.
(3)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks.
(4)	Benefits for the Household Program (Programa hogares con garrafa)
(5)	Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks.
(6)	Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas.
(7)

Procedure to compensate the payment of the daily differences accumulated on a monthly basis between the price of the gas purchased by Natural Gas Piping Distribution Service Companies and the price of the natural gas included in the respective tariff schemes for the benefit of Metrogas.

(8)	The compensation for providing diesel to public transport of passengers at a differential price.
(9)	Incentive for domestic manufacturing of capital goods, for the benefit of AESA.
(10)	The provision of fuel oil and natural gas.
(11)	Purchases of energy. As of December 31, 2019, the Group has a credit balance for energy purchases.
(12)	Sale of natural gas and provision of regasification service in the regasification project of LNG in Escobar.
(13)	The purchase of natural gas and crude oil.
(14)	The provision of jet fuel.
(15)	Income recognized under the guidelines of IAS 20.

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 15 and 21 to these condensed interim consolidated financial statements, and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds BONAR 2020 (see Note 34.g to the annual consolidated financial statements) and 2021, classified as “Investments in financial assets”.

Furthermore, in relation to the investment agreement signed between YPF and Chevron subsidiaries, YPF has an indirect non-controlling interest in CHNC with which YPF carries out transactions in connection with the mentioned investment agreement. See Note 33.b to the annual consolidated financial statements and see Note 34 to these condensed interim consolidated financial statements.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Cont.)

The table below discloses the accrued compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the three-month period ended March 31, 2020 and 2019:

	For the three-month period ended March 31,
	2020	2019
Short-term employee benefits(1)	137	89
Share-based benefits	44	22
Post-retirement benefits	6	4
Termination benefits	27	—

	214	115

(1)	Does not include Social Security contributions of 32 and 20 for the three-month period ended March 31, 2020 and 2019, respectively.

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10 to the annual consolidated financial statements describes the main characteristics and accounting treatment for benefit plans implemented by the Group.

i.	Retirement plan

The total charges recognized under the Retirement Plan amounted to approximately 40 and 38 for the three-month period ended March 31, 2020 and 2019, respectively.

ii.	Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs described was 576 and 690 for the three-month period ended March 31, 2020 and 2019, respectively.

iii.	Share-based benefit plan

The amount charged to expense in relation with the share-based plans, which are disclosed according to their nature, was 147 and 103 for the three-month period ended March 31, 2020 and 2019, respectively.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

38.	ASSETS AND LIABILITIES IN CURRENCIES OTHER THAN THE PESO

	March 31, 2020			December 31, 2019
	Amount in currencies other than the Peso	Exchange rate in force(1)	Total	Amount in currencies other than the Peso	Exchange rate in force(1)	Total
Noncurrent assets
Other receivables
U.S. dollar	1	64.27	64	1	59.69	60
Bolivian peso	14	9.23	128	14	8.58	119
Trade receivables
U.S. dollar	145	64.27	9,304	220	59.69	13,132

Total noncurrent assets			9,496			13,311

Current assets
Other receivables
U.S. dollar	151	64.27	9,727	276	59.69	16,474
Euro	3	70.77	226	4	66.85	267
Chilean peso	7,668	0.08	613	5,241	0.08	419
Yen	106	0.59	62	151	0.55	83
Trade receivables
U.S. dollar	923	64.27	59,317	939	59.69	56,030
Chilean peso	14,485	0.08	1,159	17,221	0.08	1,378
Investments in financial assets
U.S. dollar	85	64.27	5,456	140	59.69	8,370
Cash and cash equivalents
U.S. dollar	868	64.27	55,758	723	59.69	43,172
Chilean peso	3,378	0.08	270	1,685	0.08	135
Bolivian peso	—	—	—	10	8.58	90

Total current assets			132,588			126,418

Total assets			142,084			139,729

Noncurrent liabilities
Provisions
U.S. dollar	2,050	64.47	132,144	2,020	59.89	120,968
Lease liabilities
U.S. dollar	644	64.47	41,502	674	59.89	40,388
Loans
U.S. dollar	5,750	64.47	370,713	6,863	59.89	411,032
Other liabilities
U.S. dollar	11	64.47	693	12	59.89	699
Accounts payable
U.S. dollar	3	64.47	211	6	59.89	359

Total noncurrent liabilities			545,263			573,446

Current liabilities
Provisions
U.S. dollar	59	64.47	3,809	59	59.89	3,555
Taxes payable
Chilean peso	2,891	0.08	231	3,102	0.08	248
Salaries and social security
U.S. dollar	7	64.47	463	7	59.89	406
Lease liabilities
U.S. dollar	347	64.47	22,353	357	59.89	21,384
Loans
U.S. dollar	2,200	64.47	141,831	1,229	59.89	73,599
Chilean peso	3,408	0.08	273	2,993	0.08	239
Other liabilities
U.S. dollar	21	64.47	1,376	22	59.89	1,310
Accounts payable
U.S. dollar	1,001	64.47	64,555	1,181	59.89	70,711
Euro	14	71.15	970	16	67.23	1,053
Chilean peso	5,964	0.08	477	3,744	0.08	300
Bolivian peso	—	—	—	7	8.58	60
Yen	139	0.60	84	133	0.55	73

Total current liabilities			236,422			172,938

Total liabilities			781,685			746,384

(1)	Exchange rate in force at March 31, 2020 and December 31, 2019 according to BNA.

English translation of the condensed interim consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”). In case of discrepancy, the condensed interim consolidated financial statements filed with the CNV prevail over this translation

YPF SOCIEDAD ANONIMA NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2020 AND COMPARATIVE INFORMATION (UNAUDITED)

39.	SUBSEQUENT EVENTS

Public securities and public debt restructuring

On April 6, 2020, Decree No. 346/2020 was published in the BO, which deferred payments of interest services and principal repayments of the national public debt instrumented by U.S. dollar-denominated securities issued under the Argentine law until December 31, 2020, or until a previous date established by the Ministry of Finance considering the degree of progress and execution of the public debt sustainability restoration process. This includes the BONAR 2020 currently held by the Group and valued at their fair value with changes in results.

Among the exceptions established by such Decree are, the “Natural Gas Program Bonds” issued through Joint Resolution No. 21/2019 of the Secretariats of Finance and Treasury, of which the Group is a creditor, which are valued at amortized cost. See Note 36.

Additionally, the Argentine Government issued a proposal for restructuring its international public debt (under development process as of the date of issuance of these condensed interim consolidated financial statements), which includes BONAR 2021, currently held by the Group and valued at fair value with changes in results. Besides, the Ministry of Finance informed in a statement that it decided to use the grace periods in the payment of interest on certain global bonds, among which are BONAR 2021, whose interests maturied on April 22, 2020 and are unpaid. On May 6, 2020, the Group accepted the public debt swap.

Issuance of Negotiable Obligations

On April 17, 2020, the Company issued the following NOs:

•	NO Series X denominated and payable in pesos, accruing interest at a variable rate (BADLAR plus 3%) with a three-month maturity, in a principal amount of 993.

•	Additional NO Series III denominated and payable in pesos, accruing interest at a variable rate (BADLAR plus 6%) and maturing on December 2020, in a principal amount of 496.

Transcription of the Inventory and Balances Book

Due to the measures adopted by the Argentine Government to protect the population in general and fight COVID-19 mentioned in Note 2.c, as of the date of issuance of these condensed interim consolidated financial statements as of March 31, 2020, the Inventory and Balances Book is pending transcription.

As of the date of issuance of these condensed interim consolidated financial statements, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of March 31, 2020, or their description in note to these condensed interim consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

GUILLERMO EMILIO NIELSEN

President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 18, 2020	By:	/s/ Ignacio Miguel Rostagno
	Name:	Ignacio Miguel Rostagno
	Title:	Market Relations Officer